SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

MAGAL SECURITY SYSTEMS LTD.
(Name of Registrant)

P.O. Box 70, Industrial Zone, Yahud 56100 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes *                                 No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Report on Form 6-K is incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-127340, 333-164696, 333-174127 and 333-190469.

Magal Security Systems Ltd.

EXPLANATORY NOTE

The following exhibits are attached:

99.1	Press Release: Magal Receives $8.2 Million of New Orders dated October 7, 2014.

99.2	Press Release: Fimi Opportunity Fund, the Leading Private Equity Fund in Israel, has Concluded the Transaction to Acquire 40% of the Company's Shares dated October 1, 2014.

99.3	Press Release: RoboGuard & Cyberseal Win Security's Best Product Awards at ASIS International 2014 dated September 29, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGAL SECURITY SYSTEMS LTD.
(Registrant)

By: /s/Eitan Livneh
Eitan Livneh
President and
Chief Executive Officer

Date:  October 7, 2014

EXHIBIT INDEX

EXHIBIT NO.                                                      DESCRIPTION

99.1	Press Release: Magal Receives $8.2 Million of New Orders dated October 7, 2014.

99.2	Press Release: Fimi Opportunity Fund, the Leading Private Equity Fund in Israel, has Concluded the Transaction to Acquire 40% of the Company's Shares dated October 1, 2014.

99.3	Press Release: RoboGuard & Cyberseal Win Security's Best Product Awards at ASIS International 2014 dated September 29, 2014.